UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

African Gold Acquisition Corp.

(Name of Issuer)

Class A ordinary shares, par value $0.0001 per share

(Title of Class of Securities)

G0112R 108

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G0112R 108

1.	Names of Reporting Persons African Gold Acquisition Sponsor LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 10,350,000 (1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 10,350,000 (1)(2)
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,350,000 (1)(2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares See footnote (2) below.
11.	Percent of Class Represented by Amount in Row (9) 20%(1)(2)(3)
12.	Type of Reporting Person (See Instructions) OO

CUSIP No. G0112R 108

1.	Names of Reporting Persons Ulex Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Isle of Man

Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 10,350,000 (1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 10,350,000 (1)(2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,350,000 (1)(2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares See footnote (2) below.
11.	Percent of Class Represented by Amount in Row (9) 20%(1)(2)(3)
12.	Type of Reporting Person (See Instructions) OO

CUSIP No. G0112R 108

1.	Names of Reporting Persons Dermot Desmond
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Ireland

Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 10,350,000 (1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 10,350,000 (1)(2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,350,000 (1)(2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares See footnote (2) below.
11.	Percent of Class Represented by Amount in Row (9) 20%(1)(2)(3)
12.	Type of Reporting Person (See Instructions) IN

(1)	See Item 4. These are the Issuer’s Class B ordinary shares, which will automatically convert into the Issuer’s Class A ordinary shares at the time of the Issuer’s initial business combination and as more fully described under the heading “Description of Securities-Founder Shares” in the Issuer’s registration statement on Form S-1 (File Nos. 333- 251939 and 333-253554). Ulex Limited is the manager of African Gold Acquisition Sponsor LLC (the “Sponsor”). The board of directors of Ulex Limited has voting and investment discretion with respect to the Class B ordinary shares held of record by our sponsor. Ulex Limited is beneficially owned by Dermot Desmond. Mr. Desmond disclaims any beneficial ownership of the reported shares other than to the extent of any pecuniary interest he may have therein, directly or indirectly. Consequently, each of them may be deemed the beneficial owner of the shares held by the Sponsor and share voting and dispositive control over such securities. Each such person and entity disclaims any beneficial ownership of the reported shares other than to the extent of any pecuniary interest he may have therein, directly or indirectly.

(2)	Excludes 10,300,000 shares which may be purchased by exercising warrants that are not presently exercisable.

(3)	Based on 41,400,000 Class A ordinary shares issued and outstanding as of November 19, 2021, as reported in the Issuer’s Current Report on Form 10-Q filed with the Commission on November 22, 2021, and assuming the conversion of all the Class B ordinary shares held by the Sponsor.

Item 1(a).	Name of Issuer

African Gold Acquisition Corporation (the “Issuer”)

Item 1(b).	Address of the Issuer’s Principal Executive Offices

322 West 52nd Street, #2322
New York, NY 10019-9998

Item 2(a).	Names of Persons Filing

African Gold Acquisition Sponsor LLC, Ulex Limited and Dermot Desmond (collectively, the “Reporting Persons”)

Item 2(b).	Address of the Principal Business Office, or if none, Residence:

322 West 52nd Street, #2322
New York, NY 10019-9998

Item 2(c).	Citizenship

African Gold Acquisition Sponsor LLC is a limited liability company formed in Delaware. Ulex Limited is a limited liability company formed in the Isle of Man. Dermot Desmond is a citizen of the Ireland.

Item 2(d).	Title of Class of Securities

Class A ordinary shares, $0.0001 par value per share.

The Class A ordinary shares are the class of ordinary shares of the Issuer registered pursuant to the Act. The Class B ordinary shares will automatically convert into Class A ordinary shares at the time of the Issuer’s initial business combination (the “Business Combination”) on a one-for-one basis, subject to certain adjustments. In the event that additional Class A ordinary shares, or equity-linked securities, are issued or deemed issued in excess of the amounts offered in the Issuer’s initial public offering (the “IPO”) and related to the closing of the Business Combination, the ratio at which the Class B ordinary shares shall convert into Class A ordinary shares will be adjusted (unless the holders of a majority of the outstanding Class B ordinary shares agree to waive such adjustment with respect to any such issuance or deemed issuance) so that the number of Class A ordinary shares issuable upon conversion of all Class B ordinary shares will equal, in the aggregate, on an as-converted bases, 20% of the sum of the total number of all ordinary shares outstanding upon completion of the IPO plus all Class A ordinary shares and equity-linked securities issued or deemed issued in connection with the Business Combination (excluding any shares or equity-linked securities issued, or to be issued, to any seller in the Business Combination, any private placement-equivalent warrants issued to the Sponsor or its affiliates upon conversion of loans made to the Issuer).

Item 2(e).	CUSIP Number

G0112R 108

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

☐	(a) Broker or Dealer registered under Section 15 of the Exchange Act.

☐	(b) Bank as defined in Section 3(a)(b) or the Exchange Act.

☐	(c) Insurance company as defined in Section 3(a)(19) of the Exchange Act.

☐	(d) Investment company registered under Section 8 of the Investment Company Act.

☐	(e) An Investment adviser in accordance with Rule 13d-1 (b)(1)(ii)(e).

☐	(f) An employee benefit plan or endowment fund in accordance with Rule 13d 1(b)(1)(ii)(f).

☐	(g) A Parent Holding Company or control person in accordance with Rule 13d 1(b)(1)(ii)(g).

☐	(h) A Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act.

☐	(i) A Church Plan that is excluded from the definition of an investment company under Section 3 (c)(14) of the Investment Company Act.

☐	(j) Group, in accordance with Rule 13d-1 (b)(1)(ii)(j).

Not applicable

Item 4.	Ownership

The responses to Items 5-11 of the cover pages of this Schedule 13G are incorporated herein by reference.

As of December 31, 2021, the Sponsor may be deemed to beneficially own 10,350,000 of the Issuer’s Class B ordinary shares, representing 20% of the total Class A ordinary shares issued and outstanding and assuming the conversion of all the Class B ordinary shares of the Reporting Persons. The Class B ordinary shares are automatically convertible into the Issuer’s Class A ordinary shares at the time of the Issuer’s initial business combination on a one-for-one basis, subject to adjustment, as more fully described under the heading “Description of Securities-Founder Shares” in the Issuer’s registration statement on Form S-1 (File Nos. 333-251939 and 333-253554).

The percentage of the Class B ordinary shares held by the Reporting Persons is based on 41,400,000 Class A ordinary shares issued and outstanding as of November 19, 2021, as reported in the Issuer’s Current Report on Form 10-Q filed with the Commission on November 22, 2021, and assuming the conversion of all the Class B ordinary shares held by the Sponsor.

The Sponsor is the record holder of the Class B ordinary shares reported herein. Ulex Limited is the manager of the Sponsor. Consequently, it will be deemed the beneficial owner of the Class B ordinary shares held by the Sponsor and shares voting and dispositive control over such securities. Ulex Limited disclaims any beneficial ownership of the reported Class B ordinary shares other than to the extent of any pecuniary interest he may have therein, directly or indirectly. Ulex Limited is beneficially owned by Dermot Desmond. Mr. Desmond disclaims any beneficial ownership of the reported shares other than to the extent of any pecuniary interest he may have therein, directly or indirectly.

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: February 15, 2022

AFRICAN GOLD ACQUISITION SPONSOR LLC, a Delaware limited liability company

By:	/s/ Ulex Limited
Name:	Ulex Limited
Title:	Manager

/s/ Ulex Limited
Ulex Limited

/s/ Dermot Desmond
Dermot Desmond

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations

(See 18 U.S.C. 1001)